Mail Stop 4561

June 29, 2006

By U.S. Mail and Facsimile to (212) 902-9909

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 25, 2005**
> **Filed February 7, 2006**
> **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings, beginning with your next Form 10-Q, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Earnings, page 102

1. We note that, with the exception of your power generation activities, you do not separately present your costs and expenses applicable to services on your Statements of Earnings. We also note that you report revenues inclusive of interest income and interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:

- Whether you track costs related to each of your separately presented revenue line items;

- Your basis for characterizing interest income and interest expense as "revenues;" and

- Your basis for not separately presenting operating and non-operating income and expenses.

Refer to Rule 5-01 and 5-03 of Regulation S-X.

Note 2: Significant Accounting Policies

Revenue Recognition – Financial Instruments, page 109

2. We note your supplemental response dated February 1, 2006 regarding your application of the AICPA Broker Dealer Guide and your fair value accounting policy. In light of EITF deliberations we will defer further consideration of this issue until it has been determined whether this issue will be added to the EITF Agenda. We may have comments at a future date.

Note 3: Financial Instruments

Derivative Activities, page 118

3. You have disclosed throughout your filing that substantially all of your derivative transactions are entered into for trading purposes, to facilitate client transactions, to take proprietary positions or as a means of risk management. Given the significance of derivative activities to your overall business model and your various objectives for holding or issuing such instruments, please revise future filings to provide comprehensive disclosure that distinguishes among the following:

- Derivatives used for trading purposes (including exchange-traded and OTC derivatives);

- Derivatives designated as qualifying hedges in a fair value, cash flow or foreign currency hedging relationship;

- Derivatives used as economic hedges; and

- Any other financial instruments that meet the definition of a derivative (including other stand-alone derivatives and embedded derivatives requiring bifurcation.)

4. Please revise future filings to clarify when you use the term "hedge" whether you are referring to an economic hedging relationship or a fair value, cash flow or foreign currency hedging relationship in which you have applied the hedge accounting guidance in SFAS 133.

5. In the last paragraph on page 118, you disclose that you apply fair value hedge accounting to derivative contracts that hedge the benchmark interest rate on fixed rate long-term borrowings and cash flow hedge accounting to derivative contracts that hedge changes in interest rates associated with floating rate long-term borrowings related to your power generation facilities. Please revise future filings to disclose the specific types of derivative instruments used in these hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness.

Securitization Activities, page 119

6. Please revise future filings to provide each of the specific disclosures required by paragraphs 17(f) and 17(g) of SFAS 140 with respect to your securitization activities. Such disclosures should include, *but are not limited to*, the following:

- Describe the extent to which you maintain any continuing involvement with the transferred assets (i.e. servicing, recourse, restrictions on retained interests);

- Describe the types of retained interests that you hold ;

- Describe your accounting policies and key assumptions used for both initially and subsequently measuring the fair value of retained interests; and

- Quantify the gain or loss from securitization activities for each period presented.

Please note that the disclosures required by paragraphs 17(f) and 17(g) should be presented *for each major asset type* (for example, mortgage loans, credit card receivables, and automobile loans.)

<u>Variable Interest Entities (VIEs), page 121</u>

7. In light of the wide range of entities in which you hold a variable interest, please revise future filings to provide the disclosures required by paragraphs 23-26 of FIN 46R for each VIE in which you hold a significant variable interest. We note that paragraph 25 of FIN 46R permits aggregated disclosure for *similar entities* if separate reporting would not add material information. Accordingly, we believe that such entities should truly be *similar* in nature, purpose, and type of activities in order to conclude that separate reporting would not provide material information to an investor. Where you believe aggregation in your proposed disclosure is appropriate, please tell us the nature, purpose and type of activities of the entities being aggregated and how you determined they were similar enough to justify such aggregation.

*   *   *

As appropriate, please revise future filings, beginning with your next Form 10-Q, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Angela Connell
Senior Accountant